APPENDIX A

INVESTMENT ADVISORY AGREEMENT

Between JPMORGAN INSURANCE TRUST

And J.P. MORGAN INVESTMENT MANAGEMENT INC.

(Amended as of August 20, 2014)

Funds of the Trust	Fee Payable to Adviser (as a Percentage of Each Fund’s Average Daily Net Assets
JPMorgan Insurance Trust International Equity Portfolio (to be liquidated on or about 12/12/14)	0.60%
JPMorgan Insurance Trust Small Cap Core Portfolio	0.65%
JPMorgan Insurance Trust Global Allocation Portfolio (effective upon the effectiveness of the Fund’s registration statement)	0.60%
JPMorgan Insurance Trust Income Builder Portfolio (effective upon the effectiveness of the Fund’s registration statement)	0.45%

*            *             *            *

JPMorgan Insurance Trust

By:	/s/ Laura M. Del Prato

Name:	Laura M. Del Prato

Title:	Treasurer

J.P. Morgan Investment Management Inc.

By:	/s/ Robert L. Young

Name:	Robert L. Young

Title:	Managing Director

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